Exhibit D

FORM OF CHANGE–OF–CONTROL EMPLOYMENT CONTRACT

THIS AGREEMENT (“Agreement”), made this [    ] day of [            ], 2008, by and among (i) The Suffolk County National Bank (hereinafter referred to as “Bank”), a National Banking Association having its principal place of business at 6 West Second Street, Riverhead, New York, a wholly owned subsidiary of Suffolk Bancorp (hereinafter referred to as “Company”), a New York Corporation having its principal place of business at 6 West Second Street, Riverhead, New York, (ii) the Company and (iii) [NAME OF EXECUTIVE] (“Executive”), an individual residing at [ADDRESS OF EXECUTIVE].

WHEREAS, the Board of Directors of the Company (“Board”), has determined that it is in the best interests of the Company and its stockholders to assure that the Company and Bank will have the continued dedication of the Executive, notwithstanding the possibility, threat or occurrence of a Change in Control (as defined below), and,

WHEREAS, the Executive is employed at the pleasure of the Bank and Company at a salary and terms mutually agreeable and fixed from time to time by the Bank or Company, and,

WHEREAS, the Bank and Company do not anticipate a sale, merger or takeover but desire to protect Executive against dismissal or loss of status in the event of a Change in Control (as hereinafter defined) of the Bank or Company, prior to [            ], and,

WHEREAS, such period of protection shall extend for a term not to exceed three years after such Change in Control,

NOW, THEREFORE, in consideration of the premises and mutual covenants contained in this Agreement, it is agreed as follows:

1. Employment. No Right to continuation of employment, compensation or benefits prior to a Change in Control is hereby conferred upon the Executive except that he shall have the rights set forth in this Agreement upon the occurrence of an Event of Termination, as defined in sub-paragraph 2(E) below.

2. Termination. Upon the occurrence of an Event of Termination, the provisions of this paragraph 2 shall apply. For purposes of this Agreement, “Date of Termination” shall mean the date on which an Event of Termination occurs. In no event shall the Date of Termination occur until the Executive experiences a “separation from service” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and notwithstanding anything contained herein to the contrary, the date on which such separation from service takes place shall be the “Date of Termination.”

(A) Termination Payments. Upon the occurrence of an Event of Termination, the Bank or Company shall pay Executive monthly, or if Executive is deceased, his beneficiary or beneficiaries or estate, as the case may be, a sum equal to Executive’s Monthly Rate of Salary (as defined below) plus an amount equal to 1/12th of Executive’s Annual Bonus (as defined below). These payments shall commence on the first payroll day of the month immediately following the Date of Termination and shall continue for 36 months thereafter, each such monthly payment to be made on the first payroll day of the month. For purposes of this sub-paragraph 2(A), “Monthly Rate of Salary” shall mean the greater of (i) the Executive’s monthly rate of salary during the 30 days before the Date of Termination and (ii) the Executive’s monthly rate of salary during the 30 days before the Change in Control. For purposes of this sub-paragraph 2(A), “Annual Bonus” shall mean the greater of (a) the Executive’s most recent annual bonus prior to the Date of Termination and (b) the Executive’s most recent annual bonus prior to the Change in Control.

(B) Termination Health Benefits. For three years following the Date of Termination (the “Benefits Period”), the Company or the Bank shall provide the Executive and his eligible dependents with medical and dental insurance coverage (the “Health Care Benefits”) and life insurance benefits no less favorable to those which the Executive and his spouse and eligible dependents were receiving immediately prior to the Date of Termination or, if more favorable to such persons, as in effect generally at any time thereafter with respect to other peer executives of the Bank and the Company; provided, however, that the Health Care Benefits shall be provided during the Benefits Period in such a manner that such benefits are excluded from the Executive’s income for federal income tax purposes; provided, further, however, that if the Executive becomes re-employed with another employer and is eligible to receive health care benefits under another employer-provided plan, the health care benefits provided hereunder shall be secondary to those provided under such other plan during such applicable period of eligibility. The receipt of the Health Care Benefits shall be conditioned upon the Executive continuing to pay the Applicable COBRA Premium with respect to the level of coverage that the Executive has elected for the Executive and the Executive’s spouse and eligible dependents (e.g., single, single plus one, or family). During the portion of the Benefits Period in which the Executive and his eligible dependents continue to receive coverage under the Company’s Health Care Benefits plans, the Company shall pay to the Executive a monthly amount equal to the Applicable COBRA Premium in respect of the maximum level of coverage that the Executive could have elected to receive for the Executive and the Executive’s spouse and eligible dependents if the Executive were still an employee of the Company during the Benefits Period (e.g., single, single plus one, or family) regardless of what level of coverage is actually elected , which payment shall be paid in advance on the first payroll day of each month, commencing with the month immediately following the Executive’s Date of Termination. For purposes of this Provision, “Applicable COBRA Premium” means the monthly premium in effect from time to time for coverage provided to former employees under Section 4980B of the Code and the regulations thereunder with respect to a particular level of coverage (e.g., single, single plus one, or family).

(C) Notwithstanding the preceding provisions of this paragraph 2, in the event that Executive is a “specified employee” (within the meaning of Section 409A of the Code) on the Date of Termination and the payments to be paid within the first six months following such date (the “Initial Payment Period”) pursuant to sub-paragraph 2(A) and sub-paragraph 2(B) exceed the amount referenced in Treas. Regs. Section 1.409A-1(b)(9)(iii)(A) (the “Limit”), then (1) any portion of such payments that is a “short-term deferral” within the meaning of Treas. Regs. Section 1.409A-1(b)(4) shall be paid at the times set forth in sub-paragraph 2(A) and sub-paragraph 2(B), (2) any portion of such payments (in addition to the amounts contemplated by the immediately preceding clause (1)) that is payable during the Initial Payment Period that does not exceed the Limit shall be paid at the times set forth in sub-paragraph 2(A) and sub-paragraph 2(B) as applicable, (3) any portion of such payments that exceeds the Limit and is not a “short-term deferral” (and would have been payable during the Initial Payment Period but for the Limit) shall be paid, with Interest, on the first business day of the first calendar month that begins after the six-month anniversary of the Date of Termination and (4) any portion of such payments that is payable after the Initial Payment Period shall be paid at the times set forth in sub-paragraph 2(A) and sub-paragraph 2(B). For purposes of this Agreement, “Interest” shall mean interest at the applicable federal rate provided for in Section 7872(f)(2)(A) of the Code, from the date on which payment would otherwise have been made but for any required delay through the date of payment.

(D) Mitigation of Payments to Executive. Executive shall not be required to mitigate the amount of any payment provided in sub-paragraph 2(A) by seeking other employment or otherwise. To the extent that Executive receives salary and benefits from sources other than his capital investments during the payment period described in sub-paragraph 2(A), the payments under sub-paragraph 2(A) shall be correspondingly reduced. Bank or Company shall make the payments in the amounts and at the times provided in sub-paragraph 2(A) until Executive furnishes the Bank and Company with reports of salary and benefits earned by him from sources other than the Bank and Company, at which time the Bank and Company may offset the amount of salary and benefits earned by Executive from such other sources against the next payment due to Executive. Executive shall first start providing such reports to the Bank and Company at the time Executive first starts receiving salary and benefits earned by him from other sources. Executive shall continue to provide such reports on the dates prescribed by this Agreement for the payments by Bank or Company to Executive with respect to continuation of salary and benefits. No mitigation shall be required under this sub-paragraph 2(D) until the sum of any payments that otherwise would have been mitigated under this sub-paragraph 2(D) equals the amount of any reduction pursuant to sub-paragraph 2(I). In addition, this sub-paragraph 2(D) shall not apply to health care benefits or life insurance benefits, which are separately addressed in sub-paragraph 2(B).

(E) Definition of Event of Termination. For the purposes of this Agreement, the term “Event of Termination” shall mean either of the following:

i. The voluntary termination of Executive’s employment by Executive with the Bank and the Company for Good Reason (as defined below) within three years following a Change in Control, or

ii. The Bank’s and/or Company’s termination of Executive’s employment for any reason, other than a termination of Executive’s employment by the Bank or Company for Cause (as defined below), within three years following a Change in Control.

(F) Change in Control. For the purpose of this Agreement, a “Change in Control” shall mean:

i. The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) OR 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (a “Person”) of beneficial ownership (within the meaning of Rule 13(d)(3) promulgated under the Exchange Act) of 25% or more of either (a) the then outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (b) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this clause (i), the following acquisitions shall not constitute a change in control: (a) any acquisition directly from the Company, (b) any acquisition by the Company, (c) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or, (d) any acquisition pursuant to a transaction which complies with clauses (a), (b) and (c) of clause (iii) of this sub-paragraph F; or

ii. Individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

iii. Consummation of a reorganization, merger or consolidation or similar transaction involving the Company or any of its subsidiaries or sale or other disposition of all or substantially all of the assets of the Company (each, a “Business Combination”), in each case, unless, following such Business Combination, (a) all or substantially all of the individuals and entities that were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (b) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly 25% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (c) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

iv. Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

(G) For purposes of this Agreement, “Good Reason” shall mean, unless otherwise agreed by Executive, (i) a material diminution in Executive’s base compensation (including bonus); (ii) a material diminution in Executive’s authority, duties, or responsibilities; (iii) a material change in geographic location at which Executive must perform services; or (iv) any other action or inaction that constitutes a material breach of this Agreement. In order to invoke a termination for Good Reason, the Executive shall provide written notice to the Company of the existence of one or more of the conditions described in clauses (i) through (iv) within 90 days following the initial existence of such condition or conditions, and the Company shall have 30 days following receipt of such written notice (the “Cure Period”) during which it may remedy the condition(s). In the event that the Company fails to remedy each condition constituting Good Reason during the applicable Cure Period, the Executive must terminate employment, if at all, within 90 days following such Cure Period in order for such termination as a result of such condition to constitute a termination for Good Reason. The Executive’s mental or physical incapacity following the occurrence of an event described above in clauses (i) through (iv) shall not affect the Executive’s ability to terminate employment for Good Reason.

(H) For purposes of this Agreement, “Cause” shall mean (i) the willful and continued failure of the Executive to perform substantially the Executive’s duties with the Bank and/or the Company (other than any such failure resulting from incapacity due to physical or mental illness or following the Executive’s delivery of a notice of termination for Good Reason), after a written demand for substantial performance is delivered to the Executive by the Board that specifically identifies the manner in which the Board believes that the Executive has not substantially performed the Executive’s duties, or (ii) the willful engaging by the Executive in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company or the Bank. For purposes of the definition of “Cause,” no act, or failure to act, on the part of the Executive shall be considered “willful” unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive’s action or omission was in the best interests of the Company and/or the Bank. Any act, or failure to act, based upon (A) authority given pursuant to a resolution duly adopted by the Board, or if the Company is not the ultimate parent corporation of the Bank and is not publicly-traded, the board of directors of the ultimate parent of the Company (the “Applicable Board”), (B) [the instructions of the Chief Executive Officer of the Company or a senior officer of the Company] or (C) the advice of counsel for the Company or the Bank shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company and the Bank. The cessation of employment of the Executive shall not be deemed to be for Cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Applicable Board (excluding the Executive, if the Executive is a member of the Applicable Board) at a meeting of the Applicable Board called and held for such purpose (after reasonable notice is provided to the Executive and the Executive is given an opportunity, together with counsel for the Executive, to be heard before the Applicable Board), finding that, in the good faith opinion of the Applicable Board, the Executive is guilty of the conduct described in clauses (i) or (ii) above, and specifying the particulars thereof in detail.

(I) Reduction of Payments in Certain Circumstances. Total payments due Executive under this Agreement will be reduced to the extent necessary to avoid the provisions of Sections 280G and 4999 of the Code being applied to the payments under this Agreement and any other agreement providing for payments to Executive. Such reduction will be accomplished by having an earlier termination date for such payments due Executive under this or any other agreement (assuming no mitigation of payments under sub-paragraph 2(D) hereof), discounted under Code Section 1274(b)(2) using the applicable federal rates as of the Event of Termination, such that the payments under paragraph 2 of this Agreement do not exceed three times Executive’s base amount as determined under Code Section 280G. Any such reduction shall be made by reducing the payments and benefits under the following sub-paragraphs in the following order: (1) sub-paragraph 2(A) and (2) sub-paragraph 2(B). In the event this Agreement and the payments hereunder are exempt from the provisions of Section 280G as a result of the provisions of Section 280G(b)(5) or otherwise, the provisions of this sub-paragraph 2(I) shall not apply. Any reduction pursuant to this sub-paragraph 2(I) shall not affect Executive’s access to Health Care Benefits during the Benefits Period.

(J) Section 409A. The Agreement is intended to comply with the requirements of Section 409A of the Code or an exemption or exclusion therefrom and, with respect to amounts that are subject to Section 409A of the Code, shall in all respects be administered in accordance with Section 409A of the Code. Each payment under this Agreement shall be treated as a separate payment for purposes of Section 409A of the Code. In no event may the Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement. If the Executive dies following the Date of Termination and prior to the payment of the any amounts delayed on account of Section 409A of the Code, such amounts shall be paid to the personal representative of the Executive’s estate within 30 days after the date of the Executive’s death. All reimbursements and in-kind benefits provided under this Agreement that constitute deferred compensation within the meaning of Section 409A of the Code shall be made or provided in accordance with the requirements of Section 409A of the Code, including, without limitation, that (i) in no event shall reimbursements by the Company or the Bank under this Agreement be made later than the end of the calendar year next following the calendar year in which the applicable fees and expenses were incurred, provided, that the Executive shall have submitted an invoice for such fees and expenses at least 10 days before the end of the calendar year next following the calendar year in which such fees and expenses were incurred; (ii) the amount of in-kind benefits that the Company or Bank is obligated to pay or provide in any given calendar year shall not affect the in-kind benefits that the Company or Bank is obligated to pay or provide in any other calendar year; (iii) the Executive’s right to have the Company or Bank pay or provide such reimbursements and in-kind benefits may not be liquidated or exchanged for any other benefit; and (iv) in no event shall the Company’s or Bank’s obligations to make such reimbursements or to provide such in-kind benefits apply later than the Executive’s remaining lifetime (or if longer, through the 20th anniversary of the first date on which a Change in Control occurs (such date, the “Effective Date”)). Prior to the Effective Date but within the time period permitted by the applicable Treasury Regulations, the Company and Bank may, in consultation with the Executive, modify the Agreement, in the least restrictive manner necessary and without any diminution in the value of the payments to the Executive, in order to cause the provisions of the Agreement to comply with the requirements of Section 409A of the Code, so as to avoid the imposition of taxes and penalties on the Executive pursuant to Section 409A of the Code.

3. Joint and Several Liability. The obligations of the Bank and Company hereunder shall be joint and several; provided, however, as long as the Bank is legally and financially able to make the payments provided for under paragraph 2 hereunder it shall do so rather than the Company.

4. Modification and Waiver.

(A) Amendment of Agreement. This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.

(B) Waiver. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

5. Severability. If, for any reason, any provision of this Agreement is held invalid, such invalidity shall not affect any other provision of this Agreement not held so invalid, and each such other provision shall, to the full extent consistent with law, continue in full force and effect. If any provision shall be held invalid in part, such invalidity shall in no way affect the rest of such provision not held so invalid, and the rest of such provision, together with all other provisions of this Agreement, shall to the full extent consistent with the law continue in full force and effect. If this Agreement is held invalid as to either the Bank or Company, it shall continue in effect as to the other party hereto and to the full extent consistent with the law in full force and effect as to the other party hereto.

6. Headings. The headings of paragraphs herein are included solely for convenience of reference and shall not control the meaning or interpretation of any other provisions of this Agreement.

7. Governing Law. This Agreement has been executed and delivered in the State of New York, and its validity, interpretation, performance and enforcement shall be governed by the laws of said State.

8. Binding Agreement. This Agreement shall be binding upon, and inure to the benefit of the Executive, the Bank and the Company and their respective permitted successors and assigns. Except as provided in the immediately following sentence, without the prior written consent of the Executive this Agreement shall not be assignable by the Bank or the Company. The Company and the Bank will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company and/or the Bank to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company and the Bank would be required to perform it if no such succession had taken place. “Company” means the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid that assumes and agrees to perform this Agreement by operation of law or otherwise. “Bank” means the Bank as hereinbefore defined and any successor to its business and/or assets as aforesaid that assumes and agrees to perform this Agreement by operation of law or otherwise.

9. This Agreement shall only be effective for a Change in Control which takes place prior to [            ].

IN WITNESS WHEREOF, the Bank and Company have caused this Agreement to be executed by its duly authorized officer, and Executive has signed this Agreement, all as of the day and year first written.

THE SUFFOLK COUNTY NATIONAL BANK

BY:

SUFFOLK BANCORP

BY:

Name of Executive

Title

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